Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

February 22, 2012

Item 3	News Release

A news release was issued through CNW Group on February 22, 2012.

Item 4	Summary of Material Change

The Toronto Stock Exchange (“TSX”) has accepted a notice filed by RCI of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

February 23, 2012

Rogers Communications Board Authorizes Repurchase of up to $1.0 Billion of Stock

Normal Course Issuer Bid to Repurchase Class B Shares on Open Market Renewed

TORONTO, Feb. 22 – Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

As previously stated, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

The TSX notice provides that Rogers may, during the twelve month period commencing February 24, 2012 and ending February 23, 2013, purchase on the TSX the lesser of 36.8 million Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at February 10, 2012 there were approximately 412.4 million Class B shares issued and outstanding and the public float consisted of approximately 368.2 million Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB, and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No Normal Course Issuer Bid is proposed to be made for Rogers’ Class A Voting shares.

Any purchases made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and/or alternative trading systems in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition. Rogers will make no purchases under the NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding. Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX and the NYSE pursuant to exemption orders. When such a purchase is made, if and as required, Rogers will issue a press release regarding the details of that purchase. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 330,870 Class B shares. Any purchases made by way of private purchases under an issuer bid exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order(s).

Rogers acquired approximately 30.9 million Class B shares at an average price of approximately $35.53 per share under its previous NCIB which expired on February 21, 2012, including approximately 21.9 million Class B shares acquired directly pursuant to the NCIB at an average price of approximately $37.11 and 9.0 million Class B shares acquired pursuant to exemption orders at an average price of approximately $31.67 per share during the same period.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com